

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 28, 2006

Mr. Domenico Scala
Chief Financial Officer
Syngenta AG
Schwarzwaldallee 214
4058 Basel, Switzerland

> **Re:** **Syngenta AG**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 001--15152**

Dear Mr. Scala:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2005, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 96

1.	We note that you have concluded that your disclosures controls and procedures
	were adequate and effective to ensure that material information relating to the
	Company and its subsidiaries would be made known to such officers on a timely
	basis. Please revise your conclusion to conclude, if true, that you disclosure
	controls and procedures were effective in recording, processing, summarizing and
	reporting, on a timely basis, information required to be disclosed by the Company
	in the reports that it files or submits under the Exchange Act and to ensure that
	information required to be disclosed in the reports that you file or submit under
	the Exchange Act is accumulated and communicated to your management,
	including your chief executive officer and chief financial officer, to allow timely
	decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15 and
	Section II.F.4 of Management's Reports on Internal Control Over Financial
	Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
	Release No. 33-8238, available on our website at
	<http://www.sec.gov/rules/final/33-8238.htm> for additional guidance.

Consolidated Financial Statements

Consolidated Cash Flow Statement, page F-6

2.	We note that you have reconciled your cash flow from operating activities to
	operating income. IAS 7, paragraphs 18 and 20, state cash flows from operating
	activities reported using the indirect method should be presented by adjusting
	profit or loss. Please explain to us why you reconcile to operating income and not
	net income.

Report of Independent Registered Public Accounting Firm, page F-2

3.	We note on page F-10 that you adopted IFRS 3, and as a result ceased
	amortization of goodwill prospectively from January 1, 2005. Please include an
	explanatory paragraph in your auditors report to disclose the change in accounting
	principle. Refer to Rule 2-02(c) of Regulation S-X and to Section V.H. of our
	*International Reporting and Disclosure Issues in the Division of Corporation
	Finance*, which may be found at
	http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P364_55279,
	for additional guidance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief